CHINA INFORMATION TECHNOLOGY, INC.

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
________________________________________

NOTICE OF 2013 ANNUAL MEETING OF MEMBERS
To Be Held On December 20, 2013

To the Shareholders of China Information Technology, Inc.:

     Notice is hereby given that the 2013 Annual Meeting of Members (the “Meeting”) of China Information Technology, Inc., a British Virgin Islands company (the “Company”) will be held on Friday, December 20, 2013, at 9:00 a.m., local time, at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China. The Meeting is held for the following purposes:

1.

To elect five persons to the Board of Directors of the Company, each to serve until the next annual meeting of members, or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal;

2.	To ratify the appointment of GHP Horwath, P.C. (“GHP”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013; and

3.	To approve the China Information Technology, Inc. 2013 Equity Incentive Plan (the “2013 Plan”).

     In addition, the meeting will transact any other business properly brought before the meeting.

     All shareholders of record of shares of the Company at the close of business on October 25, 2013 are entitled to notice of, and vote on the matters to be acted on at the Meeting and any adjournment. A list of the shareholders entitled to vote at the Meeting may be examined at our offices during the 10-day period preceding the Meeting.

     You are cordially invited to attend the Meeting. A Proxy Statement describing the matters to be considered at the Meeting is attached to this Notice. Our 2012 Annual Report is part of the full set of our proxy materials, but it is not deemed to be part of the Proxy Statement.

     It is important that your shares are represented at the Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Meeting in person, please vote your shares promptly by casting your vote via the Internet or, if you receive a full set of proxy materials by mail or request one be mailed to you, and prefer to mail your proxy or voter instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the Internet or by mail before the Meeting, or by voting in person at the Meeting.

     If you plan to attend the Meeting, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Meeting, please follow the instructions contained in the Notice of Internet Availability of Proxy Materials that is being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Meeting and vote in person.

By Order of the Board of Directors,

/s/ Jiang Huai Lin
October 31, 2013	Chairman and Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL MEETING OF MEMBERS TO BE HELD ON DECEMBER 20, 2013

     This Notice, Proxy Statement and our 2012 Annual Report are available online at http://www.proxyandprinting.com.

CHINA INFORMATION TECHNOLOGY, INC.
21st Floor, Everbright Bank Building,
Zhuzilin, Futian District,
Shenzhen, Guangdong, 518040, People’s Republic of China
__________

PROXY STATEMENT
__________

     This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of China Information Technology, Inc., a British Virgin Islands company (the “Company,” “China Information” or “we”), for the 2013 Annual Meeting of Members (the “Meeting”). The Meeting is to be held at 9:00 a.m., local time, on Friday, December 20, 2013, and at any adjournment or adjournments thereof, at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China.

     We will send or make these proxy materials available to shareholders on or about October 31, 2013.

     GENERAL INFORMATION

Purpose of Meeting

     The purposes of the Meeting are to seek shareholder approval of three proposals: (i) to elect five directors to the Board of Directors of the Company (the “Board”), each to serve until the next annual meeting of members or until each such person shall resign, be removed or otherwise leave office; (ii) to ratify the appointment of GHP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013; and (iii) to approve the 2013 Plan. In addition, the Meeting will transact any other business properly brought before the Meeting. The Board recommends a vote FOR each proposal.

Who May Vote

     Only shareholders of record of our ordinary shares, par value $0.01 per share (the “Ordinary Shares”), as of the close of business on October 25, 2013 (the “Record Date”) are entitled to notice and to vote at the Meeting and any adjournment or adjournments thereof.

     A list of shareholders entitled to vote at the Meeting will be available at the Meeting and for ten days prior to the Meeting, during office hours, at the executive offices of the Company at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040 China, by contacting the Corporate Secretary of the Company.

     A quorum of shareholders is present at the Meeting regardless of the number of persons actually present at the meeting if the holders of a majority of all voting shares of the Company in issue and entitled to vote at the Meeting are present in person or represented by proxy. Should you submit a proxy, even though you abstain as to one or more proposals, or you are present in person at the Meeting, your shares shall be counted for the purpose of determining if a quorum is present.

     Broker “non-votes” are included for the purposes of determining whether a quorum of shares is present at the Meeting. A broker “non-vote” occurs when a nominee holder, such as a brokerage firm, bank or trust company, holding shares of record for a beneficial owner does not vote on a particular proposal because the nominee holder does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

     Each holder of Ordinary Shares on the Record Date is entitled to one vote for each Ordinary Share then held on all matters to be voted at the Meeting. No other class of voting securities was then outstanding.

Quorum and Votes Required

     A quorum is required to transact business at the Meeting. We will have a quorum and be able to conduct the business of the Meeting if the shareholders of a majority of all voting shares of the Company in issue and entitled to vote at the Meeting are present, either in person or by proxy. All of the proposals require the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal. In the event that there are not sufficient votes for a quorum, the Meeting may be adjourned in order to permit the further solicitation of proxies.

Voting Your Proxy

     You may vote by proxy over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials that is being mailed to you. If you have received printed copies of the proxy materials by mail, or if you request printed copies of the proxy materials by mail by following the instructions on the Notice of Internet Availability of Proxy Materials mailed to you, you can also vote by mail by completing, dating, and signing the proxy or vote instruction form and mailing it in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may submit your vote over the Internet until 6:00 pm (EST) on December 19, 2013. If you vote by mail, please be aware that we can recognize your vote only if we receive it by close of business of the second business day before the Meeting.

     You may also vote in person at the Meeting. If your shares are held through a broker, trust, bank, or other nominee, please refer to the Notice of Internet Availability of Proxy Materials mailed to you and any other information forwarded to you by such holder of record to obtain a valid proxy from it. You will need to bring this legal proxy with you to the Meeting in order to vote in person.

     The shares represented by any proxy duly given will be voted at the Meeting in accordance with the instructions of the shareholder. If you are a registered holder and no specific instructions are given the shares will be voted FOR all of the proposals. If you are a beneficial holder (i.e., you hold your shares through a bank or broker), the shares will be voted FOR ratification of GHP as the Company’s independent registered public accounting firm, and will be deemed broker non-votes as to the other proposals. In addition, if other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote in accordance with their best judgment with respect to such matters.

Revoking Your Proxy

     Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein.

     If the Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Meeting.

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Proxy Solicitation Costs

     We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

Interest of Officers and Directors in Matters to Be Acted Upon

     None of the Company’s officers or directors has any interest in any of the matters to be acted upon, except to the extent that a director is named as a nominee for election to the Board.

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PROPOSAL NO. 1
ELECTION OF DIRECTORS

     The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers, and monitors their performance. Members of the Board are kept informed of the Company’s business by participating in Board and committee meetings, by reviewing analysis and reports, and through discussions with the Chairman and other officers.

     There are currently five directors serving on the Board. At the Meeting, five directors will be elected. The individuals who have been nominated for election to the Board at the Meeting are listed in the table below. Each of the nominees is a current director.

     If, as a result of circumstances not now known or foreseen, any of the nominees is unavailable to serve as a nominee for director at the time of the Meeting, the holders of the proxies solicited by this proxy statement may vote those proxies either (i) for the election of a substitute nominee who will be designated by the proxy holders or by the present Board or (ii) for the balance of the nominees, leaving a vacancy. Alternatively, the size of the Board may be reduced accordingly. The Board has no reason to believe that any of the nominees will be unwilling or unable to serve, if elected as a director. Proxies submitted on the accompanying proxy card will be voted for the election of the nominees listed below, unless the proxy card is marked otherwise.

Vote Required

     Where the number of persons validly proposed for re-election or election as a director is the same as the number of directors to be elected, the election of each nominee for director requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or by proxy.

     The Board of Directors recommends a vote FOR the election of the nominees listed below.

Director Nominees

     The names, the positions and the ages as of the Record Date of the individuals who are our nominees for election as directors are:

Name	Age	Position with the Company	Term as Director
Jiang Huai Lin	44	Chairman, Chief Executive Officer and President	September 6, 2006 – Present
Zhi Qiang Zhao	42	Director and Chief Operating Officer	September 1, 2008 – Present
Yun Sen Huang	67	Director	August 10, 2007 – Present
Yong Jiang	39	Director	August 13, 2013 – Present
Remington C.H. Hu	46	Director	October 30, 2009 – Present

Director Qualifications – General

     Directors are responsible for overseeing our business consistent with their fiduciary duty to shareholders. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on our Board that are applicable to all directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each director. The Board and the Governance and Nominating Committee of the Board consider the qualifications of directors and director candidates individually and in the broader context of the Board’s overall composition and our current and future needs.

Qualifications for All Directors

     In its assessment of each potential candidate, including those recommended by shareowners, the Governance and Nominating Committee considers the nominee’s judgment, integrity, experience, independence, understanding of our business or other related industries and such other factors the Governance and Nominating Committee determines are pertinent in light of the current needs of the Board. The Governance and Nominating Committee also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to us.

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     The Board and the Governance and Nominating Committee require that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the Board assesses intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

     The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of our current needs and business priorities. We are a NASDAQ listed company that offers products and services in the information technology industry in China. Therefore, the Board believes that a diversity of professional experiences in the information technology industry, specific knowledge of key geographic growth areas, and knowledge of U.S. capital markets and of U.S. accounting and financial reporting standards should be represented on the Board. In addition, the market in which we compete is characterized by rapid technological change, evolving industry standards, introductions of new products, and changes in customer demands that can render existing products obsolete and unmarketable. Our future success depends upon our ability to address the increasingly sophisticated needs of our customers by supporting existing and emerging hardware, software, database, and networking platforms and by developing and introducing enhancements to our existing products and new products on a timely basis that keep pace with technological developments, evolving industry standards, and changing customer requirements, through strong focus on research and development. Therefore, the Board believes that academic and professional experience in research and development in the information technology industry should also be represented on the Board.

Summary of Qualifications of Nominees for Director

     Set forth below is a narrative disclosure that summarizes some of the specific qualifications, attributes, skills and experiences of our directors:

Mr. Jiang Huai Lin. Mr. Lin became our Chief Executive Officer and President on October 3, 2006. Mr. Lin has also served as the Chairman and Chief Executive Officer of our subsidiary, Information Security Technology (China) Co., Ltd., since its incorporation in January 2006. During the period from September 2000 to June 2004, Mr. Lin served as the President and Chief Executive Officer of Hong Kong United Development Group, a consolidated enterprise engaging in investment, high technology and education. Before that, during the period from February 1995 through August 2000, Mr. Lin was a Director and the General Manager of Fujian Wild Wolf Electronics Limited, a company engaged in the business of manufacturing electrical consumer products. Mr. Lin holds a Master’s degree in Software Engineering from Wuhan University and a Bachelor’s degree in Industrial Accounting from Xiamen University. Mr. Lin contributes invaluable long-term knowledge of our business and operations and knowledge of the information technology industry in China.

Mr. Zhi Qiang Zhao. Mr. Zhao has been our Chief Operating Officer since November 2009. He previously also served as our Chief Administrative Officer. In addition, Mr. Zhao has served as the General Manager of our subsidiary Huipu Electronics (Shenzhen) Co., Ltd. since July 2011. Mr. Zhao has extensive experience in corporate administration and human resources management. Mr. Zhao has served as iASPEC Software Company Limited’s Human Resource Manager since April 2005, and as its Deputy General Manager since July 2006. Prior to that, Mr. Zhao served, from March 2003 to March 2005, as Supervisor of Human Resources for Foxconn Technology Group. Mr. Zhao holds a Bachelor’s degree in Mechanical and Electrical Engineering from Inner Mongolia University. Mr. Zao’s experience in corporate operations and integrations, strategy planning and human resources management provides invaluable operational perspective to the Board.

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Mr. Yun Sen Huang. Mr. Huang has been a Professor in the School of Information Engineering at Shenzhen University since September 1984. He has been involved in many computer application projects, and has received many awards, including a First Grade Award of Technology Advancement from Sichuan Province, a Second Grade Award of Technology Advancement from Guangdong Province, and a Third Grade Award of Technology Advancement from the Chemical Ministry. Mr. Huang has published eight books in the field of Networks and Multimedia Applications. In addition, Mr. Huang was a founder of the International Software Development (Shenzhen) Co., Ltd, a co-partnership company incorporated by IBM, East Asia Bank, and Shenzhen SDC Company, and its Chairman between 2001-2006. Currently, Mr. Huang is a Director of the Shenzhen Computer Academy, a Vice Director of the Guangdong Province Computer Academy, as well as Executive Director of the China University Computer Basic Education Committee. Mr. Huang holds a Bachelor’s Degree of Electronics Engineering from Tsinghua University. Mr. Huang’s experience provides invaluable industry research and development perspective to the Board.

Dr. Yong Jiang. Dr. Jiang, professor and supervisor for PH. D candidates, has been the Vice Director of Division of Information Science & Technology and Director of Network Center in the Graduate School at Shenzhen, Tsinghua University (GSST) since 2002. Dr. Jiang is a member of the Association of Computing Machinery (ACM), the world’s largest educational and scientific computing society, and a member of China Computer Federation (CCF). He also serves as the Vice Chairman of the Shenzhen Association of Chief Information Officer, and a committee member of the Shenzhen Association of Experts. Dr. Jiang is majored in the research of next generation internet and computer network architecture, and has led more than 10 state-level scientific research programs, including programs from National Natural Science Foundation of China (NSFC), the National 863 Program, the pilot program from China Next Generation Internet (CNGI) and National Major Projects. Dr. Jiang graduated from the Department of Compute Science and Technology of Tsinghua University. Dr. Jiang’s experience provides invaluable industry research and development perspective to the Board.

Mr. Remington C.H. Hu. Mr. Hu is a seasoned executive with more than 17 years of experience in corporate finance and investment management, and is currently the founder and CEO of Tomorrow Capital Limited, a financial advisory firm. Prior to founding Tomorrow Capital Limited, Mr. Hu served from February 2008 to July 2009, as Chief Financial Officer of Yucheng Technologies Limited, a Nasdaq listed top IT solutions and BPO company servicing China’s banking industry, and from August 2004 to August 2007, as China Representative for CVM Capital Partners, LLC, Taiwan’s largest VC affiliated with Taiwan’s largest private equity investment group. Earlier in his career, Mr. Hu founded and served from June 1999 to June 2002, as Chief Financial Officer of eSoon Communications International Corp., a software start-up focusing on the then fast-growing CRM/CTI market served from August 1996 to May 1999, as Vice President of Crimson Asia Capital Holdings, Ltd., formerly Asia’s largest venture capital firm backed by Taiwan’s Chinatrust Financial Group. He began his career at Citibank, NA, as an Assistant Vice President in the Taipei and Hong Kong. Mr. Hu holds a Master’s Degree in Business Administration from the Wharton Business School and a Bachelor’s Degree in Computer Science and Information Engineering from the National Chiao Tung University. Mr. Hu’s experience in global capital markets and his educational background provides invaluable diversity and perspective to the Board.

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PROPOSAL NO. 2
RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

     The consolidated balance sheets of the Company as of December 31, 2012, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2012, were audited by GHP, an independent registered public accounting firm. Our management believes that they are knowledgeable about our operations and accounting practices and are well qualified to act as our independent registered public accounting firm. Therefore, our Audit Committee has appointed GHP to act as our independent registered public accounting firm for the year ending December 31, 2013. We are asking our shareholders to ratify the selection of GHP as our independent registered public accounting firm. Although ratification is not required by our Articles of Association or otherwise, the Board is submitting the selection of GHP to our shareholders for ratification as a matter of good corporate practice. In the event our shareholders fail to ratify the appointment, the Audit Committee may reconsider this appointment.

     The Company has been advised by GHP that neither the firm nor any of its associates had any relationship with the Company. Representatives of GHP will be available via teleconference during the Meeting, at which time they may make any statement they consider appropriate and will respond to appropriate questions raised at the Meeting.

Vote Required

     The ratification of the appointment of GHP as our independent auditor requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

     The Board recommends a vote FOR ratification of the selection of GHP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013.

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PROPOSAL NO. 3
APPROVAL OF 2013 PLAN

     Our Board and the Compensation Committee approved the 2013 Plan on September 11, 2013. We are asking our shareholders to vote to adopt the 2013 Plan that will provide stock-based compensation to our employees, directors and consultants. The following summary of the material features of the 2013 Plan is qualified in its entirety by reference to the 2013 Plan, a copy of which is attached as Exhibit A. Unless otherwise defined, capitalized terms in this summary have the same meanings as provided in the 2013 Plan.

Summary of the 2013 Plan

     Purpose. The purposes of the 2013 Plan are to promote the long-term growth and profitability of the Company and its Affiliates by stimulating the efforts of Employees, Directors and Consultants of the Company and its Affiliates who are selected to be participants, aligning the long-term interests of participants with those of shareholders, heightening the desire of participants to continue in working toward and contributing to our success, attracting and retaining the best available personnel for positions of substantial responsibility, and generally providing additional incentive for them to promote the success of our business through the grant of Awards of or pertaining to our Ordinary Shares. The 2013 Plan permits the grant of ISOs, NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares as the Administrator may determine.

     Administration. The 2013 Plan may be administered by our Board or a committee. The 2013 Plan is currently being administered by our Compensation Committee. The Administrator has the authority to determine the specific terms and conditions of all Awards granted under the 2013 Plan, including, without limitation, the number of Ordinary Shares subject to each Award, the price to be paid for the Ordinary Shares and the applicable vesting criteria. The Administrator has discretion to make all other determinations necessary or advisable for the administration of the 2013 Plan.

     Eligibility. NSOs, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares may be granted to Employees, Directors or Consultants either alone or in combination with any other Awards. ISOs may be granted only to employees of the Company, and of any Parent or Subsidiary.

     Effect of Termination of Employment, Etc. Except for in connection with a Change of Control, unless the Administrator in its sole discretion shall at any time determine otherwise with respect to any Award, if the Participant’s employment or other association with the Company and its Affiliates ends for any reason, including because of the Participant’s employer ceasing to be an Affiliate, (a) any outstanding Options or SARs of the Participant shall cease to be exercisable in any respect not later than three (3) months following that event and, for the period it remains exercisable following that event, shall be exercisable only to the extent exercisable at the date of that event, and (b) any other outstanding Award of the Participant shall be forfeited or otherwise subject to return to or repurchase by the Company on the terms specified in the award agreement. Military or sick leave or other bona fide leave shall not be deemed a termination of employment or other association, provided that it does not exceed the longer of three (3) months or the period during which the absent Participant’s reemployment rights, if any, are guaranteed by statute or by contract.

     Shares Available for Issuance Under the 2013 Plan. Subject to adjustment as described below, (a) the maximum aggregate number of Shares that may be issued under the 2013 Plan is 5,000,000 Ordinary Shares, (b) to the extent consistent with Section 422 of the Code, not more than an aggregate of 5,000,000 Ordinary Shares may be issued under ISOs, and (c) not more than 500,000 Ordinary Shares (or for Awards denominated in cash, the Fair Market Value of 500,000 Ordinary Shares on the Grant Date), may be awarded to any individual Participant in the aggregate in any one fiscal year of the Company, such limitation to be applied in a manner consistent with the requirements of, and only to the extent required for compliance with, the exclusion from the limitation on deductibility of compensation under Code Section 162(m). The number and class of shares available under the 2013 Plan are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

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     Vesting and Option Periods. The Administrator, in its sole discretion, may impose vesting schedules, limitations on transferability and forfeiture conditions on any Award granted under the 2013 Plan as it may deem advisable or appropriate, on the basis of such conditions, including but not limited to, achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued status as a Service Provider), or any other basis the Administrator may determine in its discretion. The Administrator, in its discretion, may accelerate the time at which any such restrictions will lapse or be removed. The Administrator may, in its discretion, also provide for such complete or partial exceptions to an employment or service restriction as it deems equitable. Unless terminated sooner in accordance with the 2013 Plan, each Option shall expire either five (5) years after the Grant Date, or after a shorter term as may be fixed in the award agreement.

     Option Grants. An Option is the right to purchase our Ordinary Shares at a future date at a specified price. Options granted under the 2013 Plan may be either ISOs, within the meaning of Code section 422, or NSOs (i.e., options not intended to qualify as ISOs). The Administrator determines the terms of each Option at the time of grant, including the number of Ordinary Shares covered by, the exercise price of, and the conditions and limitations applicable to the exercise of each Option (including vesting criteria); provided that (i) the exercise price of an Option may not be less than the Fair Market Value of an Ordinary Share or the par value of an Ordinary Share on the grant date and the term may not exceed five years, (ii) ISOs may only be granted to Employees; (iii) if the optionee owns more than 10% of the total combined voting power of all classes of our shares, the exercise price of an ISO may not be less than 110% of the Fair Market Value of an Ordinary Share on the grant date and the option term may not exceed five years. To the extent that the aggregate Fair Market Value of the shares underlying ISOs that first become exercisable in any calendar year exceeds $100,000, such options will be treated as NSOs.

     The 2013 Plan permits the following forms of payment of the exercise price of Options:

  cash or check;

  to the extent not prohibited by Section 402 of the Sarbanes-Oxley Act of 2002, a promissory note;

  other Ordinary Shares, provided the Ordinary Shares have a Fair Market Value on the date of exercise of the Option equal to the aggregate exercise price for the Ordinary Shares as to which said Option will be exercised (such Ordinary Shares will be repurchased by the Company at a repurchase price equal to their Fair Market Value);

  to the extent not prohibited by Section 402 of the Sarbanes-Oxley Act of 2002, in accordance with any broker- assisted cashless exercise procedures approved by the Company and as in effect from time to time;

  by requesting the Company to withhold such number of Ordinary Shares then issuable upon exercise of the Option that have an aggregate Fair Market Value equal to the exercise price for the Option being exercised;

  any combination of the foregoing; or

  such other consideration and method of payment for the issuance of Ordinary Shares to the extent permitted by Applicable Laws.

     Restricted Share Awards. The Administrator may, in its discretion, award Restricted Shares to Service Providers and may determine the number of Ordinary Shares awarded and the terms and conditions (including vesting criteria) of, and the amount of payment (which may not be less than par value per Ordinary Share) to be made by the recipient for such Restricted Shares. During the Period of Restriction, Restricted Shares shall be subject to vesting or forfeiture (including a right of the Company to repurchase Restricted Shares at less than the then Fair Market Value per Share) arising on the basis of such conditions as the Administrator may determine in its sole discretion. Any such risk of forfeiture may be waived or terminated, or the Period of Restriction shortened, at any time by the Administrator on such basis as it deems appropriate. During the Period of Restriction, Service Providers holding Restricted Shares may exercise full voting rights with respect to those Ordinary Shares and will be entitled to receive all dividends and other distributions paid with respect to such Ordinary Shares. If any such dividends or distributions are paid in Ordinary Shares, the Ordinary Shares will be subject to the same restrictions on transferability and forfeitability as the Restricted Shares with respect to which they were paid. Except as provided in the 2013 Plan, Restricted Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

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     Restricted Share Units. A Restricted Share Unit is the right to receive one Ordinary Share at the end of a specified period of time. The Administrator may, in its discretion, award Restricted Share Units to Service Providers in such number and upon such terms and conditions (including vesting criteria) as determined by the Administrator. During the Period of Restriction, Restricted Share shall be subject to vesting or forfeiture arising on the basis of such conditions as the Administrator may determine in its sole discretion. Any such risk of forfeiture may be waived or terminated, or the Period of Restriction shortened, at any time by the Administrator on such basis as it deems appropriate. The Administrator may, at its discretion, pay Restricted Share Units in cash, shares or a combination thereof. Restricted Share Units that are paid in cash will not reduce the number of shares available for issuance under the 2013 Plan. On the date set forth in the award agreement, all unearned Restricted Share Units are forfeited to the Company.

     Share Appreciation Rights. The Administrator may, in its discretion, award SARs to Service Providers in such number and upon such terms and conditions (including vesting criteria) as determined by the Administrator. The per share exercise price for the exercise of a SAR will be no less that the Fair Market Value or par value per share on the grant date. A SAR will expire upon the date determined by the Administrator, at its discretion, and set forth in the award agreement, provided that no SAR is exercisable on or after the fifth anniversary of the grant date. Upon exercise of a SAR, the recipient of the SAR is entitled to receive payment in an amount no greater than (i) the difference between the Fair Market Value of a share on the exercise date over the exercise price; times (ii) the number of shares with respect to which the SAR is exercised. At the discretion of the Administrator, the payment upon exercise of a SAR may be in cash, shares of equivalent value or some combination thereof.

     Performance Units and Performance Shares. The Administrator may, in its discretion, award Performance Units or Performance Shares to Service Providers in such number and upon such terms and conditions as determined by the Administrator. Each Performance Unit will have an initial value established by the Administrator, at its discretion, on or before the grant date. Each Performance Share will have an initial value equal to the Fair Market Value of a share on the grant date. The Administrator shall, at its discretion, determine the performance objectives or other vesting provisions which will determine the number or value of the Performance Units or Performance Shares granted. After the applicable Performance Period has ended, the holder of Performance Units or Performance Shares will be entitled to receive a payout of the number of Performance Units or Performance Shares earned by the holder over the Performance Period as determined by the extent to which performance objectives were achieved. At the discretion of the Administrator, the payment upon earned Performance Units or Performance Shares may be in cash, shares of equivalent value or some combination thereof. On the date set forth in the award agreement, all unearned or unvested Performance Units or Performance Shares will be forfeited to the Company and again be available for grant under the 2013 Plan.

     Adjustments, Dissolution, Liquidation, Merger or Change in Control. In the event that any dividend or other distribution (whether in the form of cash, Ordinary Shares, other securities, or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Ordinary Shares or other securities of the Company, or other change in the corporate structure of the Company, affecting the Ordinary Shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended under the 2013 Plan, shall adjust the number and kind of Ordinary Shares that may be delivered under the 2013 Plan and/or the number, class, and price of Ordinary Shares covered by each outstanding Award.

     In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

     In the event of a Change in Control, any or all outstanding Awards may be assumed or replaced by the successor corporation, which assumption or replacement shall be binding on all Participants. In the alternative, the successor corporation may substitute equivalent Awards or provide substantially similar consideration to Participants as was provided to shareholders (after taking into account the existing provisions of the Awards). The successor corporation may also issue, in place of outstanding Ordinary Shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the Participant. In the event that the successor corporation does not assume or substitute for the Award, unless the Administrator provides otherwise, the Participant will fully vest in and have the right to exercise all of his or her outstanding Options and SARs, including Ordinary Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Shares and Restricted Share Units will lapse, and, with respect to Performance Shares and Performance Units, all Performance Goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, if an Option or SAR is not assumed or substituted in the event of a Change in Control, the Administrator will notify the Participant in writing or electronically that the Option or SAR will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or SAR will terminate upon the expiration of such period.

10

     An Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant’s consent; provided, however, a modification to such performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

     In the event of an involuntary termination of services of a Service Provider for any reason other than death, disability or cause within six (6) months following the consummation of a Change in Control, any of his or her Awards assumed or substituted in the Change in Control which are subject to vesting conditions and/or a right of repurchase in favor of the Company or a successor entity, shall accelerate in full. All such Accelerated Awards shall be exercisable for a period of one (1) year following termination, but in no event after expiration date of such Award.

     Transferability. Unless otherwise provided in the 2013 Plan or otherwise determined by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. However, the Administrator may, at or after the grant of an Award other than an ISO, provide that such Award may be transferred by the recipient to a “family member” (as defined in the 2013 Plan); provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer shall be valid unless first approved by the Administrator, acting in its sole discretion, and as required by our Amended and Restated Articles of Association. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

     Substitution and Assumption of Awards. The Administrator may make Awards under the 2013 Plan by assumption, substitution or replacement of performance shares, phantom shares, share awards, share options, share appreciation rights or similar awards granted by another entity (including an Affiliate), if such assumption, substitution or replacement is in connection with an asset acquisition, share acquisition, merger, consolidation or similar transaction involving the Company (and/or its Affiliate) and such other entity. The Administrator may also make Awards under the 2013 Plan by assumption, substitution or replacement of a similar type of award granted by the Company prior to the adoption and approval of the 2013 Plan.

     Repricing; Exchange and Buyout of Awards. The repricing or termination and subsequent repricing of Options or SARs at a lower purchase price per Ordinary Share than the original grant is permitted without prior shareholder approval. The Administrator may authorize the Company to issue new Option or SAR Awards in exchange for the surrender and cancellation of any or all outstanding Awards, subject to the consent of the Participant whose rights would be impaired. The Administrator may at any time repurchase Options with payment in cash, Ordinary Shares or other consideration, based on such terms and conditions as the Administrator and the Participant shall agree.

     Termination of, or Amendments to, the 2013 Plan. The Board may at any time amend, alter, suspend or terminate the 2013 Plan, provided that the Company will obtain shareholder approval of any 2013 Plan amendment to the extent necessary and desirable to comply with Applicable Laws. No amendment, alteration, suspension or termination of the 2013 Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the 2013 Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted prior to the date of such termination.

11

Vote Required

     The approval of the 2013 Plan requires the affirmative vote by the holders of a majority of in excess of fifty percent of the votes of those members entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

     The Board believes that it is in the Company’s best interests and in the best interests of the shareholders to adopt the 2013 Plan to help attract, motivate and retain outstanding employees, directors, and consultants and to align further their interests with those of shareholders.

     The Board recommends a vote FOR the approval of the 2013 Plan.

12

ANNUAL REPORT ON FORM 20-F

We will provide without charge to each person solicited by this Proxy Statement, on the written request of such person, a copy of our Annual Report on Form 20-F, including the financial statements and financial statement schedules, as filed with the SEC for our most recent fiscal year. Such written requests should be directed to the Corporate Secretary of the Company, at our address listed on the top of page one of this Proxy Statement.

OTHER MATTERS

As of the date of this Proxy Statement, the Board has no knowledge of any business which will be presented for consideration at the Meeting other than the election of directors and the ratification of the appointment of the accountants of the Company. Should any other matters be properly presented, it is intended that the enclosed proxy will be voted in accordance with the best judgment of the persons voting the proxies.

October 31, 2013	By Order of the Board of Directors

/s/ Jiang Huai Lin
Chairman and Chief Executive
Officer

13

EXHIBIT A

CHINA INFORMATION TECHNOLOGY, INC.

2013 EQUITY INCENTIVE PLAN

1.

Purposes of the Plan. China Information Technology, Inc., a British Virgin Islands company (the “Company”) hereby establishes the CHINA INFORMATION TECHNOLOGY, INC. 2013 EQUITY INCENTIVE PLAN (the “Plan”). The purposes of this Plan are to promote the long- term growth and profitability of the Company and its Affiliates by stimulating the efforts of Employees, Directors and Consultants of the Company and its Affiliates who are selected to be participants, aligning the long-term interests of participants with those of shareholders, heightening the desire of participants to continue in working toward and contributing to the success of the Company, attracting and retaining the best available personnel for positions of substantial responsibility, and generally providing additional incentive for them to promote the success of the Company’s business through the grant of Awards of or pertaining to shares of the Company’s ordinary shares. The Plan permits the grant of Incentive Share Options, Nonstatutory Share Options, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units and Performance Shares as the Administrator may determine.

2.	Definitions. The following definitions will apply to the terms in the Plan:

“Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4.

“Affiliate” means any corporation, partnership, limited liability company, limited liability partnership, business trust, or other entity or person controlling, controlled by or under common control of the Company, as determined by the Administrator in its sole discretion. For purposes of this defined term, “control” means having the power to direct or appoint the management of a company and “controlled” or “controlling” shall have correlative meanings. The term “Affiliate” shall include any business venture in which the Company has a direct or indirect significant interest, as determined by the Administrator in its sole discretion.

“Applicable Laws” means (i) laws of British Virgin Islands as they relate to the Company and its Shares, (ii) the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders; and (iii) the rules of any applicable stock exchange, of any jurisdiction applicable to Awards granted to residents therein.

“Award” means, individually or collectively, a grant under the Plan of Options, SARs, Restricted Shares, Restricted Share Units, Performance Units or Performance Shares.

“Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company.

“Change in Control” means the occurrence of any of the following events:

(i)	Any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities; provided however, that for purposes of this subsection, the following shall not constitute a Change in Control: (1) any acquisition of securities directly from the Company other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from the Company; (2) any acquisition by the Company; or (3) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company or

(ii)

A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” means directors who either (A) are Directors as of the effective date of the Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Directors at the time of such election or nomination (except where such election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company);

(iii)

The consummation of the sale, transfer or other disposition by the Company of all or substantially all of the Company's assets, except with respect to a sale, transfer or other disposition of assets to a Parent, Subsidiary, or Affiliate;

(iv)

The consummation of a merger or consolidation of the Company with or into any other person, unless securities possessing more than 50% of the total combined voting power of the survivor’s or acquiror’s outstanding securities (or the securities of any parent thereof) are held by a person or persons who directly or indirectly held securities possessing more than 50% of the total combined voting power of the Company’s outstanding securities immediately prior to that transaction.

For avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

“Code” means the Internal Revenue Code of 1986, as amended. Any reference in the Plan to a section of the Code will be a reference to any successor or amended section of the Code.

“Committee” means a committee or subcommittee of Directors or of other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 hereof.

“Company” means CHINA INFORMATION TECHNOLOGY, INC., a British Virgin Islands company, or any successor thereto. For purposes of the Plan, the term “Company” shall include any present or future Parent and Subsidiary.

“Consultant” means any person, including an advisor, engaged by the Company or any Affiliate of the Company to render services to such entity if: (i) such person renders bona fide services to the Company or any Affiliate; (ii) the services rendered by such person are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (iii) such person is a natural person who has contracted directly with the Company or any Affiliate to render such services.

“Covered Employee” means an employee who is a “covered employee” within the meaning of Section 162(m) of the Code.

“Designated Beneficiary” means the beneficiary designated by a Participant, in a manner determined by the Administrator, to receive amounts due or exercise rights of the Participant in the event of the Participant’s death or, in the absence of an effective designation by a Participant, the Participant’s estate.

“Director” means a member of the Board or any board of directors (or similar governing authority) of any Affiliate, including a non-employee Director.

“Disability” generally means total and permanent disability as determined by the Administrator in its discretion in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time, but “Disability,” for purposes of an ISO, means total and permanent disability as defined in Section 22(e)(3) of the Code.

“Employee” means any person, including Officers and Directors, employed by the Company or any Affiliate of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute “employment” by the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, as of any date, the value of ordinary shares determined as follows:

(i)

If the ordinary shares are listed on any established stock exchange or a national market system, including without limitation, any division or subdivision of the Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such ordinary shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination or, if no closing price is reported on that date, the closing price on the next preceding date for which a closing price is reported, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(ii)

If the ordinary shares are regularly quoted by a recognized securities dealer but selling prices are not reported, including without limitation quotation through the over the counter bulletin board (“OTCBB”) quotation service administered by the Financial Industry Regulatory Authority (“FINRA”), the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the ordinary shares on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)

In the absence of an established market for the ordinary shares of the type described in (i) and (ii), above, the Fair Market Value will be determined in good faith by the Administrator, and to the extent Section 15 applies (a) with respect to ISOs, the Fair Market Value shall be determined in a manner consistent with Code Section 422 or (b) with respect to NSOs or SARs, the Fair Market Value shall be determined in a manner consistent with Code Section 409A.

“Grant Date” means, for all purposes, the date on which the Administrator determines to grant an Award, or such other later date as is determined by the Administrator, provided that the Administrator cannot grant an Award prior to the date the material terms of the Award are established. Notice of the Administrator’s determination to grant an Award will be provided to each Participant within a reasonable time after the Grant Date.

“Incentive Share Option” or “ISO” means an Option that by its terms qualifies and is otherwise intended to qualify as an Incentive Share Option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

“Nonstatutory Share Option” or “NSO” means an Option that by its terms does not qualify or is not intended to qualify as an ISO.

“Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

“Option” means a share option granted pursuant to the Plan.

“Optionee” means the holder of an outstanding Option.

“Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code.

“Participant” means the holder of an outstanding Award.

“Performance Period” means, in respect of a Performance Share or Performance Unit or Qualified Performance-Based Awards, the time period during which the performance objectives or other vesting provisions must be met.

“Performance Share” means an Award denominated in Shares which may vest in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine pursuant to Section 10.

“Performance Unit” means an Award which may vest in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares or other securities or a combination of the foregoing pursuant to Section 10.

“Period of Restriction” means the period during which Restricted Shares or Restricted Share Units are subject to forfeiture (such forfeiture may be effected by way of redemption by the Company in respect of the Restricted Shares).

“Plan” means this China Information Technology, Inc. 2013 Equity Incentive Plan.

“Qualified Performance-Based Award” means an Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

“Restricted Shares” means Shares awarded to a Participant subject to forfeiture (such forfeiture may be effected by way of redemption by the Company) in accordance with Section 7.

“Restricted Share Unit” means the right to receive one Share at or after the end of the Period of Restriction, which right is subject to forfeiture in accordance with Section 8 of the Plan.

“Securities Act” means the Securities Act of 1933, as amended.

“Service Provider” means an Employee, Director or Consultant.

“Share” means an ordinary share in the Company, as adjusted in accordance with Section 13.

“Share Appreciation Right” or “SAR” means the right to receive payment from the Company in an amount no greater than the excess of the Fair Market Value of a Share at the date the SAR is exercised over a specified price fixed by the Administrator in the Award Agreement, which shall not be less than the Fair Market Value of a Share on the Grant Date. In the case of a SAR which is granted in connection with an Option, the specified price shall be the Option exercise price.

“Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424(f) of the Code.

“Ten Percent Owner” means any Service Provider who is, on the grant date of an ISO, the owner of Shares (determined with application of ownership attribution rules of Section 424(d)) of the Code possessing more than 10% of the total combined voting power of all classes of shares of the Company, or any Parent or Subsidiaries.

3.	Shares Subject to the Plan.

	a.	Shares Subject to the Plan. Subject to the provisions of Section 13, the maximum aggregate number of Shares that may be issued under the Plan is five million (5,000,000) Shares.

b.

Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full or, with respect to Restricted Shares, Restricted Share Units, Performance Shares or Performance Units, is forfeited (such forfeiture may be effected by way of redemption by the Company in respect of Restricted Shares) in whole or in part to the Company, the unpurchased, forfeited, redeemed or unissued Shares (as the case may be) which were subject to the Award will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to SARs, only Shares actually issued pursuant to an SAR will cease to be available under the Plan; all remaining Shares subject to the SARs will remain available for future grant or sale under the Plan (unless the Plan has terminated). Shares that are exchanged by a Participant or withheld by the Company to pay the full or partial exercise price of an Award or to satisfy tax withholding obligations with respect to an Award will become available for future grant or sale under the Plan. Notwithstanding the foregoing, Shares that have actually been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Shares, Restricted Share Units, Performance Shares or Performance Units are forfeited (such forfeiture may be effected by way of redemption by the Company in respect of Restricted Shares) to the Company, such Shares will become available for future grant under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. To the extent required by Section 162(m) of the Code in order for Awards to be exempt from the tax deduction limits thereof, Shares subject to Awards that are cancelled shall not be available for future grant or sale under the Plan.

	c.	Share Reserve. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4.	Administration of the Plan.

a.

Procedure. The Plan shall be administered by the Board or a Committee (or Committees) appointed by the Board, which Committee shall be constituted to comply with Applicable Laws. If and so long as the ordinary shares are registered under Section 12(b) or 12(g) of the Exchange Act, the Board shall consider in selecting the Administrator and the membership of any committee acting as Administrator the requirements regarding: (i) “nonemployee directors” within the meaning of Rule 16b-3 under the Exchange Act; (ii) “independent directors” as described in the listing requirements for any share exchange on which Shares are listed; and (iii) Section 15(b)(i) of the Plan, if the Company grants any Qualified Performance-Based Award. The Board may delegate the responsibility for administering the Plan with respect to designated classes of eligible Participants to different committees consisting of two or more members of the Board, subject to such limitations as the Board or the Administrator deems appropriate. Committee members shall serve for such term as the Board may determine, subject to removal by the Board at any time.

b.

Powers of the Administrator. Subject to the provisions of the Plan and the approval of any relevant authorities, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

		i.	to determine the Fair Market Value;

		ii.	to select the Service Providers to whom Awards may be granted hereunder;

		iii.	to determine the type of Award and number of Shares to be covered by each Award granted hereunder;

		iv.	to approve forms of agreement for use under the Plan;

v.

to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on continued employment, continued service or performance criteria), any vesting acceleration (whether by reason of a Change of Control or otherwise) or waiver of forfeiture, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

vi.	to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan, including the right to construe disputed or doubtful Plan and Award provisions;

vii.	to prescribe, amend and rescind rules and regulations relating to the Plan;

viii.

to modify or amend each Award to the extent any modification or amendment is consistent with the terms of the Plan, and does not materially impair the rights of any Participant unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company;

ix.	to allow Participants to satisfy withholding tax obligations in such manner as prescribed in Section 14;

x.	to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

xi.	to delay issuance of Shares or suspend Participant’s right to exercise an Award as deemed necessary to comply with Applicable Laws;

xii

to the extent permitted by Applicable Laws, to delegate, as it may deem appropriate, to one or more executive officers of the Company the authority to grant Awards to Service Providers who are not Officers and Directors, and exercise such other powers under the Plan as the Administrator may determine, in accordance with such guidelines as the Administrator shall set forth at any time or from time to time; and

xiii.	to make all other determinations deemed necessary or advisable for administering the Plan.

c.

Effect of Administrator's Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards. Any decision or action taken or to be taken by the Administrator, arising out of or in connection with the construction, administration, interpretation and effect of the Plan and of its rules and regulations, shall, to the maximum extent permitted by Applicable Laws, be within its absolute discretion (except as otherwise specifically provided in the Plan) and shall be final, binding and conclusive upon the Company, all Participants and any person claiming under or through any Participant.

5.	Authorization of Grants

a.

Eligibility. NSOs, Restricted Shares, Restricted Share Units, SARs, Performance Units and Performance Shares may be granted to Service Providers either alone or in combination with any other Awards. ISOs may be granted as specified in Section 15(a) to employees of the Company, and of any Parent or Subsidiary.

b.

General Terms of Awards. Each grant of an Award shall be subject to all applicable terms and conditions of the Plan (including but not limited to any specific terms and conditions applicable to that type of Award set out in the following Sections), and such other terms and conditions, not inconsistent with the terms of the Plan, as the Administrator may prescribe. Any additional terms of an Award shall be set forth in an agreement evidencing the Award by and between the Company and the Participant.

c.

Vesting Conditions. The Administrator may impose vesting schedules, limitations on transferability and forfeiture conditions on any Award granted under this Plan as the Administrator in its sole discretion may deem advisable or appropriate, on the basis of such conditions, including but not limited to, achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued status as a Service Provider), or any other basis the Administrator may determine in its discretion and provide for in the applicable Award Agreement. The Administrator, in its discretion, may accelerate the time at which any such restrictions will lapse or be removed. The Administrator may, in its discretion, also provide for such complete or partial exceptions to an employment or service restriction as it deems equitable.

d.

Effect of Termination of Employment, Etc. Except as otherwise provided in Section 13, unless the Administrator in its sole discretion shall at any time determine otherwise with respect to any Award, if the Participant’s employment or other association with the Company and its Affiliates ends for any reason, including because of the Participant’s employer ceasing to be an Affiliate, (a) any outstanding Option or SAR of the Participant shall cease to be exercisable in any respect not later than three (3) months following that event and, for the period it remains exercisable following that event, shall be exercisable only to the extent exercisable at the date of that event, and (b) any other outstanding Award of the Participant shall be forfeited or otherwise subject to return to or repurchase by the Company on the terms specified in the applicable Award Agreement. Military or sick leave or other bona fide leave shall not be deemed a termination of employment or other association, provided that it does not exceed the longer of three (3) months days or the period during which the absent Participant’s reemployment rights, if any, are guaranteed by statute or by contract.

6.	Share Options.

a.

Grant of Options. Subject to the terms and conditions of the Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator will determine in its sole discretion. The Administrator may grant NSOs, ISOs, or any combination of the two. ISOs shall be granted in accordance with Section 15(a) of the Plan.

b.

Option Award Agreement. Each Option shall be evidenced by an Award Agreement that shall specify the type of Option granted, the Option’s exercise price, the exercise date, the term of the Option, the number of Shares to which the Option pertains, vesting criteria and such other terms and conditions (which need not be identical among Participants) as the Administrator shall determine in its sole discretion. If the Award Agreement does not specify that the Option is to be treated as an ISO, the Option shall be deemed a NSO.

c.

Exercise Price. The per Share exercise price for the Shares to be issued pursuant to exercise of an Option will be no less than the Fair Market Value per Share on the Grant Date. Notwithstanding the above or any other term in this Plan or any Award Agreement, Shares shall be issued pursuant to exercise of an Option at a price at least equal to their par value.

d.

Term of Options. The term of each Option will be stated in the Award Agreement. Unless terminated sooner in accordance with the Plan or Award Agreement, no Option shall be exercisable on or after the fifth anniversary of the Grant Date.

e.	Time and Form of Payment.

i.

Exercise Date. Each Award Agreement shall specify how and when Shares covered by an Option may be purchased. The Award Agreement may specify waiting periods, the dates on which Options become exercisable or “vested” and, subject to the termination provisions of the Option, exercise periods. The Administrator may accelerate the exercisability of any Option or portion thereof.

ii.

Exercise of Option. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share. An Option will be deemed exercised when the Company receives: (1) notice of exercise (in such form as the Administrator shall specify from time to time) from the person entitled to exercise the Option, and (2) full payment for the Shares with respect to which the Option is exercised (together with all applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan (together with all applicable withholding taxes). Shares issued upon exercise of an Option will be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse or a Designated Beneficiary. Until the Shares are issued (as evidenced by the appropriate entry in the register of members of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares subject to the Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 13.

	iii.	Payment. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. Such consideration may consist entirely of:

		(1)	cash;

		(2)	check;

		(3)	to the extent not prohibited by Section 402 of the Sarbanes-Oxley Act of 2002, a promissory note;

			(4)	other Shares, provided Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option will be exercised (such Shares will be repurchased by the Company at a repurchase price equal to their Fair Market Value);

(5)

to the extent not prohibited by Section 402 of the Sarbanes-Oxley Act of 2002, in accordance with any broker-assisted cashless exercise procedures approved by the Company and as in effect from time to time;

(6)

by asking the Company to withhold Shares from the total Shares to be delivered upon exercise equal to the number of Shares having a value equal to the aggregate exercise price of the Shares being acquired;

			(7)	any combination of the foregoing methods of payment; or

			(8)	such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

f.

Forfeiture of Options. All unexercised Options shall be forfeited to the Company in accordance with the terms and conditions set forth in the Award Agreement and again will become available for grant under the Plan.

7.	Restricted Shares.

a.

Grant of Restricted Shares. Subject to the terms and conditions of the Plan, the Administrator, at any time and from time to time, may grant Restricted Shares to Service Providers in such amounts as the Administrator will determine in its sole discretion.

b.

Restricted Shares Award Agreement. Each Award of Restricted Shares will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, the purchase price of the Shares, if any, and the means of payment for the Shares, vesting criteria, transferability restrictions, and such other terms and conditions (which need not be identical among Participants) as the Administrator will determine in its sole discretion. Unless the Administrator determines otherwise, the Company’s designee as escrow agent will hold Restricted Shares until the restrictions on such Shares have lapsed. Any share certificates issued in respect of an Award of Restricted Shares shall be registered in the name of the Participant and, unless otherwise determined by the Administrator, deposited by the Participant, together with a signed share transfer instrument endorsed in blank, with the Company (or its designee).

	c.	Terms and Conditions.

i.

Vesting Conditions. During the Period of Restriction, Restricted Shares shall be subject to forfeiture (such forfeiture may be effected by way of redemption by the Company pursuant to the Company’s memorandum and articles of association as well as the BVI Business Companies Act, 2004 (as amended) and the Participants whose Restricted Shares are redeemed grants their consent to such redemption in advance)) (including a right in the Company to repurchase Restricted Shares at less than the then Fair Market Value per Share) arising on the basis of such conditions as the Administrator may determine in its sole discretion. Any such risk of forfeiture may be waived or terminated, or the Period of Restriction shortened, at any time by the Administrator on such basis as it deems appropriate.

ii.

Sale Price. Subject to the requirements of the Applicable Laws, the Administrator shall determine the price, if any, at which Restricted Shares shall be sold or awarded to a Participant, which may vary from time to time and among Participants and which may be below the market value of such Shares at the date of grant or issuance.

		iii.	Voting Rights. During the Period of Restriction, Service Providers holding Restricted Shares granted hereunder may exercise full voting rights with respect to those Shares.

iv.

Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Restricted Shares will be entitled to receive all dividends and other distributions paid with respect to such Shares. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Restricted Shares with respect to which they were paid.

v.

Transferability. Except as provided in the Plan, Restricted Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

d.

Removal of Restrictions. All restrictions imposed on Restricted Shares shall lapse and the Period of Restriction shall end upon the satisfaction of the vesting conditions imposed by the Administrator. Restricted Shares not previously forfeited will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine, but in no event later than the 15th day of the third month following the end of the year in which vesting occurred.

8.	Restricted Share Units.

a.

Grant of Restricted Share Units. Subject to the terms and conditions of the Plan, the Administrator, at any time and from time to time, may grant Restricted Share Units to Service Providers in such amounts as the Administrator will determine in its sole discretion.

b.

Restricted Share Units Award Agreement. Each Award of Restricted Share Units will be evidenced by an Award Agreement that will specify the number of Restricted Share Units granted, vesting criteria, form of payout, vesting criteria and such other terms and conditions (which need not be identical among Participants) as the Administrator will determine in its sole discretion.

c.

Vesting Conditions. During the Period of Restriction, Restricted Shares Units shall be subject to forfeiture arising on the basis of such conditions as the Administrator may determine in its sole discretion. Any such risk of forfeiture may be waived or terminated, or the Period of Restriction shortened, at any time by the Administrator on such basis as it deems appropriate.

d.

Time and Form of Payment. Upon satisfaction of the applicable vesting conditions, payment of vested Restricted Share Units shall occur in the manner and at the time provided in the Award Agreement, but in no event later than the 15th day of the third month following the end of the year in which vesting occurred. Except as otherwise provided in the Award Agreement, Restricted Share Units may be paid in cash (equal to the aggregate Fair Market Value of the Shares underlying the vested Restricted Share Units), Shares, or a combination thereof at the sole discretion of the Administrator. Restricted Share Units that are fully paid in cash will not reduce the number of Shares available for issuance under the Plan.

9.	Share Appreciation Rights.

a.

Grant of SARs. Subject to the terms and conditions of the Plan, the Administrator, at any time and from time to time, may grant SARs to Service Providers in such amounts as the Administrator will determine in its sole discretion.

b.

Award Agreement. Each SAR grant will be evidenced by an Award Agreement that will specify the exercise price, the number of Shares underlying the SAR grant, the term of the SAR, the conditions of exercise, vesting criteria and such other terms and conditions (which need not be identical among Participants) as the Administrator will determine in its sole discretion.

c.

Exercise Price and Other Terms. The per Share exercise price for the exercise of an SAR will be no less than the Fair Market Value per Share on the Grant Date. No SAR shall be exercisable on or after the fifth anniversary of the Grant Date. Notwithstanding the above or any other term in this Plan or any Award Agreement, Shares shall be issued pursuant to exercise of an SAR at a price at least equal to their par value.

d.

Time and Form of Payment of SAR Amount. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount no greater than: (i) the difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times (ii) the number of Shares with respect to which the SAR is exercised. An Award Agreement may provide for a SAR to be paid in cash, Shares of equivalent value, or a combination thereof.

10.	Performance Units and Performance Shares.

a.

Grant of Performance Units and Performance Shares. Performance Units or Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

b.

Award Agreement. Each Award of Performance Units and Performance Shares will be evidenced by an Award Agreement that will specify the initial value, the Performance Period, the number of Performance Units or Performance Shares granted, and such other terms and conditions (which need not be identical among Participants) as the Administrator will determine in its sole discretion.

c.

Value of Performance Units and Performance Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the Grant Date. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the Grant Date.

d.

Vesting Conditions and Performance Period. The Administrator will set performance objectives or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units or Performance Shares that will be paid out to the Participant. The time period during which the performance objectives or other vesting provisions must be met will be called the “Performance Period.” After the applicable Performance Period has ended, the holder of Performance Units shall be entitled to receive payout on the number and value of Performance Units or Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives have been achieved.

e.

Time and Form of Payment. After the applicable Performance Period has ended, the holder of Performance Units or Performance Shares will be entitled to receive a payout of the number of vested Performance Units or Performance Shares by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. Vested Performance Units or Performance Shares will be paid as soon as practicable after the expiration of the applicable Performance Period, but in no event later than the 15th day of the third month following the end of the year the applicable Performance Period expired. An Award Agreement may provide for the satisfaction of Performance Unit or Performance Share Awards in cash or Shares (which have an aggregate Fair Market Value equal to the value of the vested Performance Units or Performance Shares at the close of the applicable Performance Period) or in a combination thereof.

f.

Forfeiture of Performance Units and Performance Shares. All unvested Performance Units or Performance Shares will be forfeited to the Company on the date set forth in the Award Agreement, and again will become available for grant under the Plan.

11.

Leaves of Absence/Transfer Between Locations. Unless the Administrator provides otherwise or as required by Applicable Laws, vesting of Awards will be suspended during any unpaid leave of absence. An Employee will not cease to be an Employee in the case of (i) any approved leave of absence or (ii) transfers between locations of the Company or between the Company and any Affiliate.

12.

Transferability of Awards. Unless otherwise provided in this Plan or otherwise determined by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. However, the Administrator may, at or after the grant of an Award other than an ISO, provide that such Award may be transferred by the recipient to a family member; provided, however, that any such transfer is without payment of any consideration whatsoever and that no transfer shall be valid unless first approved by the Administrator, acting in its sole discretion and as required by the articles of association of the Company. For this purpose, “family member” means any child, stepchild, grandchild, parent, stepparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the employee’s household (other than a tenant or employee), a trust in which the foregoing persons have more than fifty (50) percent of the beneficial interests, a foundation in which the foregoing persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty (50) percent of the voting interests. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

13.	Adjustments; Dissolution or Liquidation; Merger or Change in Control.

a.

Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, shall appropriately adjust the number and kind of Shares that may be delivered under the Plan, the Share-based limitations under Section 15(b), and/or the number, kind, and price of Shares covered by each outstanding Award.

b.

Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

c.

Change in Control. In the event of a Change in Control, any or all outstanding Awards may be assumed by the successor corporation on an equitable basis, which assumption shall be binding on all Participants. In the alternative, the successor corporation may substitute equivalent Awards (after taking into account the existing provisions of the Awards) on an equitable basis. The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject to vesting requirements and repurchase restrictions no less favorable to the Participant than those in effect prior to the Change in Control.

In the event that the successor corporation does not assume or substitute for the Award, unless the Administrator provides otherwise, the Participant will fully vest in and have the right to exercise all of his or her outstanding Options and SARs, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Shares and Restricted Share Units will lapse, and, with respect to Performance Shares and Performance Units, all Performance Goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, if an Option or SAR is not assumed or substituted in the event of a Change in Control, the Administrator will notify the Participant in writing or electronically that the Option or SAR will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or SAR will terminate upon the expiration of such period.

For the purposes of this Section 13(c), an Award will be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether shares, cash, or other securities or property) or, in the case of a SAR upon the exercise of which the Administrator determines to pay cash or a Performance Share or Performance Unit which the Administrator can determine to pay in cash, the fair market value of the consideration, received in the Change in Control by holders of ordinary shares for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely ordinary shares of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or SAR or upon the payout of a Restricted Share Unit, Performance Share or Performance Unit, for each Share subject to such Award (or in the case of Restricted Share Units and Performance Units, the number of implied shares determined by dividing the value of the Restricted Share Units and Performance Units, as applicable, by the per share consideration received by holders of ordinary shares in the Change in Control), to be solely ordinary shares of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of ordinary shares in the Change in Control.

Notwithstanding anything in this Section 13(c) to the contrary, (A) an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed upon a Change in Control if the Company or its successor modifies any of such performance goals without the Participant's consent; provided, however, a modification to such performance goals only to reflect the successor corporation's post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption and (B) in the event of an involuntary termination of services of a Service Provider for any reason other than death, Disability or cause within six (6) months following the consummation of a Change in Control, any of his or her Awards assumed or substituted in the Change in Control which are subject to vesting conditions and/or a right of repurchase in favor of the Company or a successor entity, shall accelerate in full. All such Accelerated Awards shall be exercisable for a period of one (1) year following termination, but in no event after expiration date of such Award.

14.	Tax Withholding.

a.

Withholding Requirements. Prior to the issue or delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company will have the power and the right to deduct or withhold or cause to be deducted or withheld, or require a Participant to remit to the Company or its Affiliates, an amount sufficient to satisfy national, federal, state, provincial, local, foreign or other taxes required by Applicable Laws to be withheld with respect to such Award (or exercise thereof).

b.

Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part by (without limitation) (i) paying cash, (ii) electing to have the Company withhold otherwise deliverable Shares having a Fair Market Value equal to the amount required to be withheld, or (iii) delivering to the Company already-owned Shares for repurchase having a Fair Market Value equal to the amount required to be withheld. The amount of the withholding requirement will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made. The Fair Market Value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

15.	Provisions Applicable In the Event the Company or the Service Provider is Subject to U.S. Taxation.

a.	Grant of Incentive Share Options. If the Administrator grants Options to Employees subject to U.S. taxation, the Administrator may grant such Employee an ISO and the following terms shall also apply:

i.

Maximum Amount. Subject to the provisions of Section 13, to the extent consistent with Section 422 of the Code, not more than an aggregate of five million (5,000,000) Shares may be issued as ISOs under the Plan.

ii.

General Rule. Only employees of the Company or any Parent or Subsidiary shall be eligible for the grant of ISOs. The ability of the Company to grant ISOs is subject to the shareholder approval requirement under the Code.

iii.

Continuous Employment. Unless otherwise provided under the Code, the ISO will cease to be treated as an ISO unless the Optionee remains in the continuous employ of the Company or its Parent or Subsidiaries from the date the ISO is granted until not more than three months before the date on which it is exercised (or such longer periods as may be permitted by provisions in each Service Provider’s contract with the Company, such as the employment agreement, that predates this Plan, or in the event termination is due to death or Disability). A leave of absence approved by the Company may exceed three (3) months if reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then on the first day following the first three (3) months of such leave, the Optionee’s employment will be deemed terminated for this purpose and any ISO held by the Optionee will cease to be treated as an ISO if not exercised within three (3) months after the deemed termination date.

	iv.	Award Agreement.

(1)

The Administrator shall designate Options granted as ISOs in the Award Agreement. Notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which ISOs are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars (U.S.$100,000), Options will not qualify as an ISO. For purposes of this section, ISOs will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares are granted.

		(2)	The Award Agreement shall specify the term of the ISO. The term shall not exceed five (5) years from the Grant Date.

(3)

The Award Agreement shall specify an exercise price of not less than the Fair Market Value per Share on the Grant Date or one hundred ten percent (110%) of the Fair Market Value per Share on the Grant Date for Ten Percent Owners.

(4)	The Award Agreement shall specify that an ISO is not transferable except by will, beneficiary designation or the laws of descent and distribution.

v.

Form of Payment. The consideration to be paid for the Shares to be issued upon exercise of an ISO, including the method of payment, shall be determined by the Administrator in accordance with Section 6(e)(iii).

vi.

Notice. In the event of any disposition of the Shares acquired pursuant to the exercise of an ISO within two years from the Grant Date or one year from the exercise date, the Optionee will notify the Company thereof in writing within thirty (30) days after such disposition. In addition, the Optionee shall provide the Company with such information as the Company shall reasonably request in connection with determining the amount and character of Optionee’s income, the Company’s deduction, and the Company’s obligation to withhold taxes or other amounts incurred by reason of a disqualifying disposition, including the amount thereof.

b.

Performance-based Compensation. If the Company grants an Award as “performance- based compensation” for which it claims deductions that are subject to the Code Section 162(m) limitation on its U.S. tax returns, then the following terms shall control over any contrary provision contained in the Plan and be applied in a manner consistent with the requirements of, and only to the extent required for compliance with, the exclusion from the limitation on deductibility of compensation under Section 162(m) of the Code:

i.

Outside Directors. All grants of Awards intended to qualify as Qualified Performance-Based Awards and determination of terms applicable thereto shall be made by the Administrator or, if not all of the members thereof qualify as “outside directors” within the meaning of applicable regulations under Section 162 of the Code, a subcommittee of the Administrator consisting of such of the members of the Administrator as do so qualify. Any action by such a subcommittee shall be considered the action of the Administrator for purposes of the Plan.

ii.

Applicability. This Section 15(b) will apply only to those Covered Employees, or to those persons who the Administrator determines are reasonably likely to become Covered Employees in the period covered by an Award, selected by the Administrator to receive Qualified Performance-Based Awards. The Administrator may, in its discretion, grant Awards not intended to qualify as Qualified Performance-Based Awards to Covered Employees that do not satisfy the requirements of this Section 15(b).

iii.

Maximum Amount. Subject to the provisions of Section 13, the maximum number of Shares that can be subject to Awards granted to any individual Participant in the aggregate in any one fiscal year of the Company is five hundred thousand (500,000) Shares. For purposes of this limitation:

(1)

For Awards denominated in Shares and satisfied in cash, the maximum Award to any individual Participant in the aggregate in any one fiscal year of the Company is the Fair Market Value of five hundred thousand (500,000) Shares on the Grant Date; and

(2)

The maximum amount payable pursuant to any cash Awards to any individual Participant in the aggregate in any one fiscal year of the Company is the Fair Market Value of five hundred thousand (500,000) Shares on the Grant Date.

iv.

Performance Criteria. All performance criteria must be objective and be established in writing prior to the beginning of the Performance Period or at later time as permitted by Section 162(m) of the Code and shall otherwise meet the requirements of Section 162(m) of the Code, including the requirement that the outcome of the performance goals be substantially uncertain (as defined in the regulations under Section 162(m) of the Code) at the time established. Performance criteria may include alternative and multiple performance goals and may be based on one or more business and/or financial criteria. In establishing the performance goals, the Committee in its discretion may include one or any combination of the following criteria in either absolute or relative terms, for the Company or any Subsidiary:

(1)	Increased revenue;
(2)	Net income measures (including but not limited to income after capital costs and income before or after taxes);
(3)	Share price measures (including but not limited to growth measures and total shareholder return);
(4)	Market share;
(5)	Earnings per Share (actual or targeted growth);
(6)	Earnings before interest, taxes, depreciation, and amortization (“EBITDA”);
(7)	Cash flow measures (including but not limited to net cash flow and net cash flow before financing activities);
(8)

Return measures (including but not limited to return on equity, return on average assets, return on capital, risk-adjusted return on capital, return on investors’ capital and return on average equity);

(9)	Operating measures (including operating income, funds from operations, cash from operations, after-tax operating income, sales volumes, production volumes, and production efficiency);
(10)	Expense measures (including but not limited to overhead cost and general and administrative expense);
(11)	Margins;
(12)	Shareholder value;
(13)	Total shareholder return;
(14)	Proceeds from dispositions;
(15)	Total market value; and
(16)	Corporate values measures (including but not limited to ethics compliance, environmental, and safety).

c.

Share Options and SARs Exempt from Section 409A of the Code. If the Administrator grants Options or SARs to Service Providers subject to U.S. taxation, the Company must qualify as an eligible issuer of service recipient shares within the meaning of Section 409A of the Code with respect to such Service Provider (unless the Option or SAR otherwise complies with Section 409A of the Code), and the Administrator may not modify or amend the Options or SARs to the extent that the modification or amendment adds a feature allowing for additional deferral within the meaning of Section 409A of the Code.

16.

Grants to Foreign Nationals. Awards may be granted to Service Providers who are foreign nationals or employed outside the United States, or both, on such terms and conditions different from those applicable to grants to Services Providers in the United States as in the judgment of the Administrator may be necessary or desirable in order to recognize differences in local law or tax policy, and such Awards shall be considered granted pursuant to a non-U.S. sub-plan. The Administrator also may impose conditions on the exercise or vesting of Awards in order to minimize the company’s obligation with respect to tax equalization for employees on assignments outside their home country.

17.

No Effect on Employment or Service. Neither the Plan nor any Award will confer upon any Participant any right with respect to continuing the Participant's relationship as a Service Provider with the Company or any Affiliate of the Company, nor will they interfere in any way with the Participant's right or the Company's or its Affiliates’ right to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

18.

Effective Date. The Plan’s effective date is the date on which it is adopted by the Board. The Company will obtain shareholder approval of the Plan to the extent necessary and desirable to comply with Applicable Laws.

19.	Term of Plan. The Plan will terminate five (5) years following the date it was adopted by the Board, unless sooner terminated by the Board pursuant to Section 20.

20.	Amendment and Termination of the Plan.

	a.	Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

	b.	Shareholder Approval. The Company will obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

c.

Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

21.	Conditions Upon Issuance of Shares.

a.

Legal Compliance. The Administrator may delay or suspend the issuance and delivery of Shares, suspend the exercise of Options or SARs, or suspend the Plan as necessary to comply with Applicable Laws. Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

b.

Corporate Restrictions on Rights in Shares. Any Shares to be issued pursuant to Awards granted under the Plan shall be subject to all restrictions upon the transfer thereof which may be now or hereafter imposed by the memorandum and articles of association of the Company. In addition, either at the time an Award is granted or by subsequent action, the Administrator may, but need not, impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales or other subsequent transfers by a Participant, or a holder of Shares acquired pursuant to the Plan, of any Share issued under an Award, including without limitation (a) restrictions under an insider trading policy, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by the Participant(s), and (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

c.

Registration. If the Company shall deem it necessary or desirable to register under the Securities Act or other Applicable Law any Shares issued or to be issued pursuant to Awards granted under the Plan, or to qualify any such Shares for exemption from the Securities Act or other Applicable Law, then the Company may, but shall not be required to, take such action at its own expense. The Company may require from each Participant, or each holder of Shares acquired pursuant to the Plan, such information in writing for use in any registration statement, prospectus, preliminary prospectus or offering circular as is reasonably necessary for that purpose and may require reasonable indemnity to the Company and its officers and directors from that holder against all losses, claims, damage and liabilities arising from use of the information so furnished and caused by any untrue statement of any material fact therein or caused by the omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made. In addition, the Company may require any such person to agree to lock-up terms as the Company may deem advisable or appropriate.

d.

Investment Representations. As a condition to the exercise of an Award, the Shares to be issued pursuant to such Award shall have been effectively registered under the Securities Act, or the Participant exercising such Award shall have made such written representations and warranties to the Company (upon which the Company believes it may reasonably rely) as the Administrator may deem necessary or appropriate for the purposes of confirming that the issuance of the Shares pursuant to such Award will be exempt from the registration requirements of the Securities Act and any applicable state securities laws and otherwise in compliance with all Applicable Laws, including but not limited to that the Participant is acquiring the Shares only for investment and without any present intention to sell or distribute such Shares.

e.

Placement of Legends; Stop Orders; etc. Each Share to be issued pursuant to Awards granted under the Plan may bear a reference to the investment representations made in accordance with Section 21(d) in addition to any other applicable restriction under the Plan, the terms of the Award and to the fact that no registration statement has been filed with the Securities and Exchange Commission in respect to such Shares. All certificates for Shares or other securities delivered under the Plan shall be subject to such share transfer orders and other restrictions as the Administrator may deem advisable under the rules, regulations, and other requirements of any share exchange upon which the Shares are then listed, and any Applicable Law, and the Administrator may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

22.

Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

23.

Repricing; Exchange And Buyout of Awards. The repricing or termination and subsequent repricing of Options or SARs at a lower purchase price per Share than the original grant is permitted without prior shareholder approval. The Administrator may authorize the Company to issue new Option or SAR Awards in exchange for the surrender and cancellation of any or all outstanding Awards, subject to the consent of any Participant whose rights would be impaired. The Administrator may at any time repurchase Options with payment in cash, Shares or other consideration, based on such terms and conditions as the Administrator and the Participant shall agree.

24.

Substitution and Assumption of Awards. The Administrator may make Awards under the Plan by assumption, substitution or replacement of performance shares, phantom shares, share awards, share options, Share Appreciation Rights or similar awards granted by another entity (including an Affiliate), if such assumption, substitution or replacement is in connection with an asset acquisition, share acquisition, merger, consolidation or similar transaction involving the Company (and/or its Affiliate) and such other entity (and/or its affiliate). The Administrator may also make Awards under the Plan by assumption, substitution or replacement of a similar type of award granted by the Company prior to the adoption and approval of the Plan. Notwithstanding any provision of the Plan (other than the maximum number of shares of ordinary shares that may be issued under the Plan), the terms of such assumed, substituted or replaced Awards shall be as the Administrator, in its discretion, determines is appropriate.

25.	Governing Law. The Plan and all Agreements shall be construed in accordance with and governed by the laws of the State of New York, without regard to the principles of conflicts of law thereof.

Adopted by the Board of Directors on September 11, 2013